UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-1

Certificate of Accounting of Securities and Similar

Investments of a Management Investment Company

in the Custody of Members of

National Securities Exchanges

Pursuant to Rule 17f-1 [17 CFR 270.17f-1]

1. Investment Company Act File Number: Advisors Preferred Trust 811-22756 OnTrack Core Fund								Date examination completed: September 26, 2024
2. State identification Number:
AL	By Fund # 54915	AK	By Fund #60030170	AZ	By Class Advisor Class: No permit # Investor Class No Permit	AR	By Fund # 60030170	CA	By Trust 1113501	CO	By Trust 2013-52-250
CT	By Fund # 1113501	DE	By Fund no permit #	DC	By Class Investor Class #60074389	FL	None required	GA	By Trust MF4049318	HI	Investor Class
ID	By Fund # 85999	IL	By Trust 60027229	IN	By Trust 13-0029IC	IA	By Class Investor Class #I-109248	KS	By Fund # 2021S0000074	KY	By Prospectus Investor Class shares #60451838 Advisor Class #60765872
LA	By Prospectus Advisor Class 163151 Investor Class 173075	ME	By Class Investor Class #10066064	MD	By Class Investor Class #SM20201001	MA	By Class Investor Class No permit Advisor Class No permit #	MI	By Class Investor Class #993848 Advisor Class #994437	MN	Advisor Class #68975 Investor Class #270688

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MS	By Class Investor Class #60088354	MO	By Fund # R2013-394	MT	By Class Investor Class 270688 Advisor Class # 271334	NE	By Class Investor Class #122046	NV	By Fund no permit	NH	Investor Class
NJ	By Prospectus i#	NM	By Class Advisor Class #68975 Investor Class #69517	NY	By Fund # S33-30-88	NC	By Trust #GFAPT	ND	By Class Investor Class #MF20-0644	OH	By Prospectus Investor Class #BE2068788 Advisor Class #BE 2070820
OK	By Class Investor Class #SE-2247978 Advisor Class #SE-2249868	OR	By Fund # 2013-1759	PA	By Trust 2013-02-070MF	RI	By Fund No Permit #	SC	By Fund # MF20045	SD	By Class Investor Class #82012
TN	By Class Advisor Class: #RN2020B-0475 Investor Class #RN2022B-1214	TX	By Class Investor C 103170 Advisor Class C 105075	UT	By Prospectus #007-5972-43	VT	By Class Investor Class #9/29/20-16	VA	By Trust By Trust 183038	WA	By Class Investor Class 60063839
WV	By Class Advisor Class 81601 Investor Class #107974	WI	By Class Advisor Class 00679648 Investor Class #861322	WY	By Trust No Permit #	PR	By Class Investor Class #45788-2	GU	By Trust No permit #	VI	By Trust Investor Class No Permit
2. Other (specify):
3. Exact name of investment company as specified in registration statement: OnTrack Core Fund, a series of the Advisors Preferred Trust
4. Address of principal executive office (number, street, city, state, zip code): 1445 Research Boulevard, Suite 530, Rockville, MD 20850

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MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN
PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

September 26, 2024

We, as members of management of the OnTrack Core Fund (the “Fund”), a series of Advisors Preferred Trust, are responsible for complying with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1, “Custody of Securities with Members of National Securities Exchanges,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 as of December 31, 2023, and from June 30, 2023, through December 31, 2023.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 for the Investment Company Act of 1940 as of December 31, 2023, and from June 30, 2023, through December 31, 2023, with respect to securities reflected in the investment account of the Fund.

OnTrack Core Fund

/s/___________________________________________

Catherine Ayers-Rigsby, Principal Executive Officer

/s/___________________________________________

Christine Casares, Principal Financial Officer

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Report of Independent Public Accountant

To the Board of Trustees of

Advisors Preferred Trust

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that OnTrack Core Fund (the “Fund”), a series of Advisors Preferred Trust, complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 under the Investment Company Act of 1940 (the “Act”) (the “specified requirements”) as of December 31, 2023. The OnTrack Core Fund’s management is responsible for its assertion. Our responsibility is to express an opinion on management's assertion about the Fund’s compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management's assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management's assertion is fairly stated in all material respects. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management's assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

We are required to be independent and to meet our other ethical responsibilities in accordance with relevant ethical requirements relating to the engagement.

Included among our procedures were the following tests performed as of December 31, 2023, and with respect to agreement of security purchases and sales, for the period from June 30, 2023 (the date of our last examination), through December 31, 2023:

•	Confirmation of all securities held by institutions in book entry form at National Financial Services (“NFS”) and U.S. Bank, N.A. (the “Custodian”).

•	Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, or transfer agents.

•	Reconciliation of all such securities to the books and records of the Fund, NFS and the Custodian.

•	Agreement of twelve security purchases and thirteen security sales or maturities since our last report from the books and records of the Fund to broker statements.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund’s compliance with specified requirements.

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In our opinion, management's assertion that OnTrack Core Fund complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 of the Investment Company Act of 1940 as of December 31, 2023, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Advisors Preferred Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/____________________________

COHEN & COMPANY, LTD.

Philadelphia, Pennsylvania

September 26, 2024

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